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                                                               EXHIBIT 99.(a)(4)
                                      $475
                        OFFER PRICE TO PURCHASE UNITS OF
                           PROMETHEUS INCOME PARTNERS

                  OFFER EXTENDED TO TUESDAY, NOVEMBER 26, 1996

Dear Limited Partners:

                 Prom Investment Partners L.L.C. has increased its offer to purchase Units of Prometheus Income Partners (the "Partnership") to $475 PER UNIT. This price exceeds by $25 per Unit the offer (the "Affiliated Tender Offer") made by PIP Partners-General LLC ("PIP"), an affiliate of Sanford N. Diller and the general partner of the Partnership.

         o $475 IS THE HIGHEST PRICE. OUR OFFER IS $25 PER UNIT HIGHER THAN THE OFFER MADE BY THE GENERAL PARTNER'S AFFILIATE.

         o WE HAVE THE CASH NOW. WE ARE NOT SEEKING ANY BANK LOAN. According to the Affiliated Tender Offer materials, the money needed by PIP to pay for your Units "will be a loan from the Bank of America, unless Mr. Diller utilizes other sources." MR. DILLER HAS APPARENTLY NOT YET OBTAINED A COMMITMENT FOR THIS LINE OF CREDIT -- consequently, you should evaluate whether PIP's ability to close the Affiliated Tender Offer may depend on Mr. Diller's ability to obtain the line of credit.

         o WE HAVE HEARD THE SPECIAL COMMITTEE AND INCREASED OUR OFFER PRICE TO $475. As reported in the Partnership's Schedule 14D-9, the Special Committee (the "Special Committee") of the Board of Directors of the General Partner stated "that in order for it to support a tender offer by Mr. Diller's affiliate, the price per Unit should be increased to $475." We have increased our Offer to $475 per Unit.

         o NO MINIMUM CONDITION. We have now eliminated the condition to our Offer that at least 4,750 Units be tendered. Except for a higher price, elimination of our minimum condition, and more time to tender, the increased Offer is made on the same terms and conditions as our original Offer.

         o LIQUIDITY NOW AND NO COMMISSIONS OR TRANSFER FEES. NO MORE K-1 REPORTING COSTS. Our Offer provides you with cash now! If you sell all of your Units, you will also avoid the expense, delay, and complications in filing complex tax returns which result from an ownership of Units. YOU WILL NOT PAY ANY COMMISSIONS OR TRANSFER FEES.

         o OUR OFFER ENDS SOON. Unless extended, our Offer expires on Tuesday, November 26, 1996.

                 In the event you have already tendered your Units to PIP but would like to receive $25 more per Unit pursuant to our Offer, we have enclosed a Notice of Withdrawal so that you can withdraw your prior acceptance of PIP's offer. In the event you receive any other offers, please contact The Herman Group at (800) 992-6176 before signing any documentation. If you previously tendered your Units to us, you will automatically receive the higher price without taking any further action. If you have not yet tendered your Units to us (or have now withdrawn your acceptance of PIP's offer and would like to tender to us), please mail or fax a completed and executed copy of the enclosed Letter of Transmittal and any documents required by the Letter of Transmittal to The Herman Group using the enclosed pre- addressed, postage paid envelope at the address listed below. If you have any questions or comments, please call The Herman Group at (800) 992-6176.

                             THE HERMAN GROUP, INC.
                      2121 San Jacinto Street, 26th Floor
                            Dallas, Texas 75201
                 Facsimile No. (214) 999-9348 or (214) 999-9323
                      For information call 1-800-992-6176

November 12, 1996                                PROM INVESTMENT PARTNERS L.L.C.